Exhibit 99.5

BREAKING VIEWS.COM – January 5, 2006

Shareholders trampled by their Sovereign
BreakingViews.com
By Antony Currie

Sovereign Bancorp:  Sovereign chief Jay Sidhu makes a lot of noise about wanting to do what’s best for his shareholders. But he goes out of his way to see that they don’t get a chance to pass judgment on his decisions. Last October, Sidhu refused to allow them a vote on their stakes being diluted when he sold almost 20% of the bank to Spain’s Santander, thereby effectively ceding control.

Shareholders thought they could get their revenge by expelling the entire board with a simple majority vote. That, at least, is what a decade of Sovereign’s public filings suggested. But then Sidhu claimed these filings were in error, and that shareholders would need to show some legally defined “cause” before removing directors. As a result, the bank’s board is effectively entrenched.

Now he’s trying to take away the last opportunity shareholders have officially to register thier dissatisfaction with the deal. He’s moving the annual general meeting from April until after the deal with Santander closes at the end of August. It’s a blatant attempt to avoid the proxy battle, and shareholder ire, and present investors with a fait accompli. With his every action, Sidhu treats the owners of the bank with increasing disregard, verging on scorn.